650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
August 4, 2020	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat

Terence O’Brien

Alan Campbell

Suzanne Hayes

Re:	LENSAR, Inc.
Draft Registration Statement on Form 10
Submitted June 19, 2020
CIK No. 0001320350

Ladies and Gentlemen:

On behalf of LENSAR, Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form 10 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form 10 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on June 19, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 17, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Information Statement Summary, page 1

1.

Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths on page 3 with an equally prominent discussion of your weaknesses. Similarly, balance the discussion of your product benefits on page 5 with an equally prominent discussion of any detriments.

August 4, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 6.

Overview, page 2

2.

We note your statements here and throughout your document that your technology provides improved visual outcomes, including your statement on page 6 that “several recent studies support the improved outcomes achieved using [y]our laser system.” It is unclear if your statements are intended to compare your results to those of your competitors or traditional cataract surgery. Please revise to clarify. Statements indicating that your products are superior to those of your competitors should be accompanied by head to head studies. If your statements are intended to convey superiority to competitors’ products, please provide a description of the head to head studies in the discussion of your business. If there are no head to head studies supporting your claim, please revise your disclosure to remove any comparisons to such products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 117, 123 and 124. The revisions are to clarify that these studies show our ability to achieve targeted visual outcomes, not head to head studies with competitors.

The Transition to Advanced Refractive Cataract Procedures, page 4

3.

We note your disclosure that 43% of cataract patients do not achieve the desired visual outcome. Please clarify your basis for this statement and clarify which procedures you consider to be “advanced procedures”.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 108.

4.

Please revise the Q&A on page 20 to identify any conditions that may be waived. Similarly, revise page 74 and consider providing risk factor disclosure discussing potential consequences is certain conditions are waived.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21, 61 and 77.

Questions and Answers About the Separation and Distribution, page 17

5.

We note the separation agreement provides that each party will use commercially reasonable efforts to remove the other party as guarantor or obligor with respect to the first party’s obligations or liabilities. To the extent you have not yet been removed as a guarantor or obligor on any PDL liabilities, please consider risk factor disclosure quantifying the obligation or liability or tell us why you believe such disclosure is not warranted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not a guarantor or obligor on any PDL liabilities. PDL remains a guarantor with respect to one LENSAR agreement, and PDL is in negotiations with the counterparty to that contract to amend the arrangement with respect to the guarantee in connection with the Spin-Off.

August 4, 2020

Risk Factors, page 24

6.	Please consider risk factor disclosure discussing the potential consequences to your business if higher unemployment related to COVID-19 results in lower rates of private health insurance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27.

7.

Please include a risk factor discussion indicating that the Spin-Off is not a tax exempt transaction, which may result in tax liabilities. The discussion should clarify that any amounts received in lieu of fractional shares may not be sufficient to pay taxes resulting from the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 67.

We cannot be certain that our net operating loss carryforwards will be available to offset future taxable income, page 37

8.

Please expand your statement indicating your expectation that a portion of your NOL and R&D carryforwards will be eliminated at the time of the Spin-Off to quantify the expected elimination or to explain how the amount will be determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38 and 39.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates

Product and Service Revenue Recognition, page 94

9.

Please tell us your consideration of providing more robust critical accounting policy disclosures regarding the various judgments and assumptions made in establishing your most subjective accounting policies that are deemed critical, as required by Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960. Revise your disclosures as appropriate. In revising your revenue recognition policy disclosures, please include a discussion of the key assumptions underlying your policies for recognizing revenue from your LENSAR system sales and leases, and related extended warranties, and discuss the potential events and/or changes in circumstances that could reasonably be expected to affect the key assumptions. Address specifics, such as the factors that affect your conclusion that the LENSAR system is a distinct performance obligation, given that, apparently, your customers cannot derive benefit from the system without the purchase of the disposable patient interface device and procedure licenses. In your response, please address all significant contract features, such as, for example, your commitment to use expanded remote diagnostics to increase system reliability and encourage surgeon confidence with the use of the system. Reference for us the paragraphs within the authoritative literature that support the critical elements of your product revenue recognition accounting policy in your response.

August 4, 2020

Response:

The Company respectfully advises the Staff that it considered the guidance as required by Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960 in preparing its Critical Accounting Policies and Significant Estimates. The areas identified containing the most critical accounting policies are included in Management’s Discussion and Analysis. With respect to the accounting policies for product and service revenue recognition, the Company has identified the most significant judgements and assumptions related to revenue recognition and has disclosed such items. Please see revised disclosure on pages 103, 104 and 105.

The Company advises the Staff that it considers the determination of performance obligations to be the most critical subjective judgement in determining revenue recognition, which has been included in the disclosures. Please see revised disclosure on pages 103, 104 and 105.

The Company further respectfully advises the Staff that the Company applied the guidance in ASC 606-10-25-19 through 22 to identify distinct performance obligations in customer contracts. Furthermore, the Company considered ASC 606-10-55-150G through 150K (Example 11, Case E), which provides illustrative guidance related to equipment and consumables produced only by the entity, but are sold separately by the entity. Customer contracts may include the following promises:

#	Promises	Analysis
1	LENSAR Laser System (“LLS”), Installation, and Training[1]

LENSAR promises to sell the LLS in conjunction with the required installation, and training services (referred to as the “LLS Package”). Customers can use the LLS to enter and review patient information and diagnostics information from approved topographers without performing a procedure, which requires a Procedure License and Patient Interface Device (“PID”).

Each LLS Package is capable of being distinct as LENSAR regularly sells these separately and the customer can benefit from the LLS Package with other readily available resources that are sold by LENSAR (e.g., the procedure license and PID) [ASC 606-10-25-19(a) and 20]. Each LLS Package is distinct within the context of the contract as LENSAR does not provide a service of integrating the LLS Package with other goods or services that represent combined output that the customer has contracted. The LLS does not modify the PIDs or Procedure Licenses and the PIDs or Procedure Licenses do not modify the LLS [ASC 606-10-25-19(b)].

By reference to 606-10-25-19(c), the system and other promised goods are not highly interdependent or interrelated because they do not significantly affect each other. This is because LENSAR can fulfill all of these promises independent of one another similar to the device and consumables as illustrated in Example 11, Case E.

[1]	Installation and training are immaterial promises combined with the LLS. [ASC 606-10-25-16A][ASU 2016-10 BC.12]

August 4, 2020

The Company considered the indicators under 606-10-25-21(a) through 21(c):

(a)   There are no significant integration services being provided by LENSAR.

(b)   The LLS does not modify the PIDs or procedure licenses and the PIDs and procedure license do not modify the LLS.

(c)   The PIDs and other promised goods are not highly interdependent or interrelated because they do not significantly affect each other. This is because LENSAR can fulfill all of these promises independent of one another similar to the device and consumables discussed in Example 11, Case E of ASC 606. See below for further reference to this Example in the context of this analysis.

Therefore, the LLS Package is considered a separate performance obligation.

2	PID

The LLS requires certain consumables to perform procedures (e.g., PIDs). The LLS contract includes the right to acquire the PIDs separately from the LLS.

The Company considered the indicators under 606-10-25-21(a) through 21(c):

(a)   There are no significant integration services being provided by LENSAR.

(b)   The PIDs do not modify the system and the system does not modify the PIDs.

(c)   The PIDs and other promised goods are not highly interdependent or interrelated because they do not significantly affect each other. This is because LENSAR can fulfill all of these promises independent of one another similar to the device and consumables discussed in Example 11, Case E of ASC 606. See below for further reference to this Example in the context of this analysis.

3	Procedure license

A procedure license represents a one-time right to use a specific surgical software application to perform a surgical procedure. The LLS is capable of performing a multitude of surgical procedures depending on a patient’s specific diagnosis. The surgeon must select and acquire the specific type of procedure that is to be performed and purchase a license key which grants the surgeon the right to use a specifically selected surgical application for one surgery. The customer does not obtain the right to use the software until they transfer payment to the Company and the Company has provided the procedure license certificate/key. The Company has determined that the procurement of procedure licenses represents the granting of additional rights that had not already been transferred with the LLS.

When determining whether the licenses are a separate performance the indicators under ASC 606-10-25-21(a) through 21(c) were considered:

(a)   There is no significant integration service being provided by LENSAR.

(b)   The procedure license does not modify the system and the system does not modify the procedure license.

August 4, 2020

(c)   The procedure licenses and other promised goods are not highly interdependent or interrelated because they do not significantly affect each other. This is because LENSAR can fulfill all of these promises independent of one another similar to the device and consumables discussed in Example 11, Case E of ASC 606.

5	Maintenance/Extended Warranty

LENSAR promises to provide preventative maintenance and servicing for the LLS. This includes the associated parts and labor required to provide the services. In addition, some agreements include extended warranties, which extend the standard warranty for an additional 12 months. Preventative maintenance also includes software upgrades, which allows customers to purchase procedure licenses for the latest updated surgical procedures. Both promises are capable of being distinct as they are sold on a standalone basis and distinct within the context of the contract as they do not significantly modify or customize the LLS or any other goods or services. Further, the extended warranties provide an incremental service (similar to maintenance) that is beyond LENSAR ensuring the LLS is compliant with agreed-upon specifications.

The extended warranty services are optional and similar services may be purchased by customers on a time and materials basis. The Company considered the indicators under 606-10-25-21 as follows:

(a)   There is no significant integration service being provided by LENSAR.

(b)   The extended warranty does not significantly modify or customize other promised goods or services.

(c)   The extended warranty does not significantly affect the other goods and services and the other goods and services do not significantly affect the warranty services. This is because the delivery of the other goods and services is not dependent on the delivery of the warranty services - customers can benefit from the LLS, consumables, and procedure licenses independent of the warranty services.

The LLS also includes a Limited Warranty, which is a standard product warranty. Standard product warranties are considered assurance-type warranties and are not a promised service. [ASC 606-10-55-32-33]

The Company has revised the disclosure on pages 103, 104 and 105 to reflect further clarifications on our conclusion that the LENSAR system, PIDs, procedure licenses, and extended warranty services are each distinct performance obligations.

The Company respectfully advises the Staff that the system has remote diagnostics features that can be primarily used for reporting and maintenance purposes if allowed by the customer. The remote diagnostics is not a performance obligation and is performed in connection with our provision of repair and maintenance services either under an extended warranty agreement (or separately contracted repair service billed on a time and material basis). Our ability to remotely identify and troubleshoot system issues reduces the amount of time our mechanics need to spend on the ground at the customer site.

August 4, 2020

Business Our Strengths, page 101

10.

We note your statement estimating that you achieved 13% worldwide market share in femtosecond laser assisted cataract surgery in 2019 based on revenue. Please provide your basis for the overall market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110.

Lensar Laser System, page 109

11.	Please identify the third party that conducted the survey to evaluate and assess surgeon perceptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 121.

Intellectual Property, page 114

12.	Please provide the jurisdictions for your foreign patents and the expiration dates for your patents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125.

13.	Please update your description of the Patton License to disclose:

•	each party’s rights and obligations under the agreement;

•	the aggregate amounts made to date;

•	whether the agreement contemplates royalty payments; and

•	expiration/termination provisions.

If there are royalty payments, please quantify the royalty rate or provide a reasonable range not exceeding 10 percentage points, and disclose when the royalty provisions expire.

Additionally, file the agreement as an exhibit.

We also note your reference on page 90 to the licensing of intellectual property from a third party for $3.5 million. Please clarify whether this agreement is the Patton License or a separate agreement. If it is a separate license, please identify the party, describe the material terms and file the agreement or tell us why you believe it is not required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 and has filed the Patton License as an exhibit to Submission No. 2. Additionally, the Company advises the Staff that the Patton License is the agreement referenced on page 98 of Submission No. 2.

Manufacturing, page 114

14.

We note your disclosure relating to your sole source suppliers, single sourced suppliers and developer and manufacturer of the phacoemulsification component. To the extent you are substantially dependent on any agreements with these parties, please identify them, describe the material terms and file the agreements as exhibit. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief.

August 4, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 125 and 126 to include the development agreement with Oertli Instrumente AG, which relates to the phacoemulsification component of the ALLY system, and which the Company believes is the only agreement of the type cited by the Staff that is material to the Company under Item 601(b)(10) of Regulation S-K and not previously included in the draft Registration Statement. The Company has also filed the agreement as an exhibit to the Registration Statement.

With respect to the single source suppliers, the Company does not believe that it is substantially dependent on the agreements with any of these parties. In most cases, the Company has not entered into supply or other continuing agreements dictating the terms of the Company’s relationship with these parties. Rather, the Company purchases various supplies under separate, standalone purchase orders. Thus, the Company is not committed to supply agreements with most of its suppliers for a material amount of time. Even in instances where the Company is party to a supply agreement, there are no minimum purchase amounts or other exclusivity requirements, and those agreements also include termination provisions and provisions that allow the Company to elect not to renew the agreement. Additionally, for all material components, the Company believes that alternative suppliers are available and could be engaged in a reasonable period of time if necessary. Moreover, the Company strives to maintain enough inventory of its various component parts to avoid the impact of a potential short-term disruption in the supply. The Company has revised its disclosure in the Information Statement to clarify these points on pages 30, 31, 94 and 124.

The Company respectfully submits to the Staff that it does not believe any of its suppliers are sole source in nature. The Company has revised its disclosure in the Information Statement to clarify this point on pages 30 and 31.

Concentration of Customers, page F-14

15.

Please revise to provide the total amount or percentage of revenues from each major customer as required by ASC 280-10-50-42 and the percentage or amount of accounts receivable for the separate customer accounting for more than 10% of accounts receivable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-14.

* * *

August 4, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro
Drew Capurro of LATHAM & WATKINS LLP

cc:	(via email)

Nicholas T. Curtis, Chief Executive Officer, LENSAR, Inc.

Thomas R. Staab, II, Chief Financial Officer, LENSAR, Inc.

Michael Treska, Esq., Latham & Watkins LLP

B. Shayne Kennedy, Esq., Latham & Watkins LLP